Filed pursuant to Rule 424(b)(3)

File No. 333-203707

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 5 DATED February 14, 2019

TO THE PROSPECTUS DATED APRIL 30, 2018

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC (the “Company,” “we,” or “our”) dated April 30, 2018, Supplement No. 1 dated May 10, 2018, Supplement No. 2 dated August 10, 2018, Supplement No. 3 dated August 28, 2018, and Supplement No. 4 dated November 9, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

●	an update regarding the status of our offering;
●	an update regarding our debt; and
●	a change in our independent registered public accounting firm.

Status of Our Offering

We commenced our initial public offering of Fixed Rate Subordinated Notes (“Notes”) on October 4, 2012. On September 29, 2015, we terminated our initial public offering, having issued $8,248,000 in Notes. We commenced our follow-on offering of Notes (our “Follow-on Offering”) on September 29, 2015. As of February 11, 2019, we have issued approximately $24.5 million of Notes in our Follow-on Offering. As of February 11, 2019, approximately $45.5 million of Notes remain available for sale to the public under our Follow-on Offering.

On August 15, 2018, our board of managers approved an extension of the Follow-on Offering to March 28, 2019, as permitted under applicable SEC rules. We may continue to sell Notes in our Follow-on Offering until the earlier of 180 days after the third anniversary of the effective date of our Follow-on Offering, March 28, 2019, or the effective date of the registration statement for our second follow-on offering (SEC Registration No. 333-224557), which we initially filed with the SEC on May 1, 2018. We also reserve the right to terminate our Follow-on Offering at any time.

Update Regarding Our Debt

As previously disclosed, on October 23, 2017, we entered into a Line of Credit Agreement (as amended, the “LOC Agreement”) with Paul Swanson (the “Lender”). Pursuant to the LOC Agreement, the Lender provided us with a revolving line of credit (the “Line of Credit”), the unsecured portion of which is evidenced by a promissory note dated as of October 23, 2017 and April 13, 2018 (the “Promissory Note”). Effective December 27, 2018, we and the Lender entered into a Loan Modification Agreement which extended the maturity date of the Promissory Note to March 31, 2019.

Change in Independent Registered Public Accounting Firm

On January 10, 2019, with the approval of our audit committee, we dismissed Carr, Riggs & Ingram, LLC (“CRI”) as our independent registered public accounting firm. CRI’s audit report on our financial statements for each of the fiscal years ended December 31, 2017 and 2016 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended December 31, 2018 and 2017, and the subsequent interim period through January 10, 2019, there were no (a) disagreements (as that term is used in Item 304(a)(1)(iv) of Regulation S-K under the Exchange Act and the related instructions to that Item) with CRI on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of CRI, would have caused CRI to make reference to the subject matter of the disagreement in its report on our financial statements for such periods, or (b) “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act.

On January 10, 2019, with the approval of our audit committee, we engaged Warren Averett CPAs and Advisors (“Warren Averett”) as our new independent registered public accounting firm, effective immediately. During the fiscal years ended December 31, 2018 and 2017, and the subsequent interim period through January 10, 2019, neither we nor anyone on our behalf consulted with Warren Averett regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Warren Averett concluded was an important factor considered by us in reaching a decision as to an accounting, auditing or financial reporting issue, or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K under the Exchange Act and the related instructions to that Item) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act) (there being none).